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08050430

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 09614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLICKENHAUS & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 5th Avenue, 7th Floor

(No. and Street)

New York | NY | 10036

(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 7 2006 WASH. D.C. 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953-7868

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, | New York, | NY | 10036

(Address) (City) (State) (Zip Code)

PROCESSED DEC 2 8 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

We, Seth Glickenhaus and Steven B. Green swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co., as of September 30, 2006, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Partner

Title

Signature

CFO

Title

Notary Public

ANNA MALLOZZI
Notary Public, State of New York
No. 01MA4997426
Qualified in Queens County
Commission Expires June 8, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CONTENTS
September 30, 2006

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying statement of financial condition of Glickenhaus & Co. (a partnership) as of September 30, 2006, and the related statements of income, changes in Partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 13, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS	
Cash	$ 175,591
Securities Purchased Under Agreements to Resell	211,815,790
Receivables from Brokers, Dealers and Clearing Organizations	1,530,164,119
Securities Owned, at market value (including securities pledged to third parties of $1,165,681,651)	1,350,040,824
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $1,043,885	2,017,366
Other Assets	53,769,073
Total Assets	$3,147,982,763
LIABILITIES AND PARTNERS' CAPITAL	
Payables to Brokers, Dealers and Clearing Organizations	$ 10,817,206
Securities Sold, Not Yet Purchased, at market value	2,892,135,429
Other Liabilities	2,395,099
Total liabilities	2,905,347,734
Partners' Capital	242,635,029
Total Liabilities and Partners' Capital	$3,147,982,763

See Notes to Financial Statements

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF INCOME

Year ended September 30, 2006

Revenue:	
Interest and dividends	$360,427,440
Principal transactions, net	7,136,138
Investment advisory fees	12,758,516
Commissions	1,551,702
Investment banking	211,699
Other	645,956
Total income	382,731,451
Expenses:	
Interest	355,731,625
Partners' and employees' compensation	6,361,547
Insurance premiums	4,110,810
Clearance	1,967,949
Professional fees	881,234
Communications	449,196
Occupancy	404,678
Depreciation and amortization	376,520
Other	2,396,842
Total expenses	372,680,401
Net income	$ 10,051,050

See Notes to Financial Statements

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended September 30, 2006	
Partners' capital at October 1, 2005	$245,359,798
Net income	10,051,050
Contributions	10,770,203
Withdrawals	(23,546,022)
Partners' capital at September 30, 2006	$242,635,029

See Notes to Financial Statements

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF CASH FLOWS

Year ended September 30, 2006

Cash flows from operating activities:	
Net income	$ 10,051,050
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	376,520
(Increase) decrease in operating assets:	
Securities purchased under agreements to resell	522,886,037
Receivables from brokers, dealers and clearing organizations	(1,165,918,649)
Securities owned, at market value	(89,600,218)
Exchange membership	251,700
Other assets	(3,914,564)
Increase (decrease) in operating liabilities:	
Securities sold under agreements to repurchase	(27,112)
Payables to brokers, dealers and clearing organizations	(8,258,094)
Securities sold, not yet purchased, at market value	751,370,548
Other liabilities	(688,779)
Net cash provided by operating activities	16,528,439
Cash flows from investing activities:	
Fixed asset additions	(48,373)
Fixed asset disposals	2,224
Additional investment in affiliates, net of repayments	(3,769,573)
Net cash used in investing activities	(3,815,722)
Cash flows from financing activities:	
Capital contributions	10,770,203
Capital withdrawals	(23,546,022)
Net cash used in financing activities	(12,775,819)
Net decrease in cash	(63,102)
Cash at beginning of year	238,693
Cash at end of year	$ 175,591

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 354,899,458

See Notes to Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment advisor, securities broker-dealer and investment banker conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market value, and the resulting realized and unrealized gains and losses are reflected in the accompanying statement of income. Principal transactions, commission revenue and related expenses are recorded on a trade-date basis.

Securities loaned are recorded at the amount of cash collateral received which is generally in excess of the market value of securities loaned.

Federal and state income taxes have not been provided since the Partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

The market value of collateral accepted by the Company under reverse repurchase agreements was $1,368,626,090, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under Financial Accounting Standards Board ("FASB") Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* At September 30, 2006, the Company's assets and liabilities decreased by $1,158,838,065 as a result of the application of FIN 41.

3. CREDIT FACILITIES:

The Company has credit facilities (the "Facilities") with various financial institutions under which the Company can borrow up to $262,000,000. As of September 30, 2006, no borrowings were outstanding under these Facilities. The Facilities bear interest at fluctuating rates based on the federal funds interest rate and are payable on demand. Loans under the Facilities are secured by firm securities.

4. CLEARING AGREEMENT:

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Securities Exchange Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2006, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE:

At September 30, 2006, securities owned and securities sold, not yet purchased, consist of the following (in thousands):

Securities owned, at market value:	
U.S. government obligations	$1,173,415
Corporate stock	123,971
Municipal obligations	50,812
Corporate obligations	256
Other	1,587
	$1,350,041
Securities sold, not yet purchased, at market value:	
U.S. government obligations	$2,888,628
Corporate stock	149
Other	3,358
	$2,892,135

Securities owned, pledged to third parties under repurchase agreements were $1,158,071,433 at September 30, 2006.

In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serve to decrease the Company's overall exposure to market risk.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2006 (in thousands):

Receivables from brokers, dealers and clearing organizations:	
Receivables from clearing organizations	$1,530,164
	$1,530,164

Payables to brokers, dealers and clearing organizations:	
Payable to clearing organizations	$ 459
Securities loaned	10,358
	$10,817

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2006, the Company had net capital of $66,525,503, which exceeded minimum net capital requirements by $66,275,503.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS:

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates was $17,358,487, including accrued interest, as of September 30, 2006 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates. In management's opinion, the carrying amounts of these loans approximate fair value.

9. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company leases office space under a lease agreement expiring on December 31, 2014. The Company has a one-time option which allows it to terminate the lease at the end of five years by giving at least six months' notice to the landlord together with a payment of $395,901. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year ending September 30,	
2007	$ 337
2008	337
2009	337
2010	368
2011	379
Thereafter	1,230
	$2,988

The Company has purchased "split-dollar" life insurance policies (the "Plan") for four of the Partners. As the sponsor of the Plan, the Company is responsible for paying the annual premiums of $7,487,570 less an amount that the insured is required to pay per statutory regulation. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the policies in the amount of the premiums it paid.

10. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS:

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition. The Company limits its risk by holding offsetting security or option positions. The Company records gains and losses from futures and options trading in principal transactions, net, on the statement of income.

GLICKENHAUS & CO.
(a partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

September 30, 2006

Credits - Partners' capital	$242,635,029
Debits:	
Nonallowable assets:	
Receivables from affiliates	17,358,487
Investments not readily marketable	9,507,407
Furniture, equipment and leasehold improvements, net	2,017,366
Other assets	32,830,737
Commodity futures contracts and spot commodities/proprietary capital charges	71,785,106
Other deductions	320,000
Total debits	133,819,103
Net capital before haircuts on securities positions	108,815,926
Haircuts on securities positions	42,290,423
Net capital	66,525,503
Minimum net capital requirement	250,000
Excess net capital	$ 66,275,503

No differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.